Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 APR 23 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail


03050339

15th April, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th April 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 15th April 2003 confirming that The Capital Group Companies, Inc. has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 11th April 2003, held 32,391,324 shares, being 4.11% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Company Secretary

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Enc.

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/9

Company Announcements Office,
London Stock Exchange.

15th April, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated 14th April 2003 and received by fax after the close of business on 14th April 2003, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 11th April 2003, held 32,391,324 shares, being 4.11% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	3,113,000
Capital International Ltd	24,391,120
Capital International S.A.	612,908
Capital International, Inc.	2,274,296
Capital Research and Management Company	2,000,000

Yours faithfully,



C. P. ASHCROFT
Company Secretary